ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
Lisa Mikhail Henry T +1 617 951 7780 lisa.henry@ropesgray.com

February 28, 2024

VIA EDGAR

Mr. Aaron Brodsky, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds I (Registration Nos. 033-44909 and 811-06520)

Dear Mr. Brodsky:

On February 20, 2024, AMG Funds I (the “Trust”) filed an initial letter (the “Initial Letter”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding Post-Effective Amendment No. 120 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A filed on December 8, 2023, relating to AMG Systematica Managed Futures Strategy Fund (the “Fund”). This letter provides the Trust’s responses to follow-up comments that the Staff provided on February 26, 2024. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

1.

Comment: Comment 10(c) of the Initial Letter requested that the Fund disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage on an aggregate basis with the Subsidiary. Comment 10(e) of the Initial Letter requested that the Fund disclose that the Subsidiary complies with the provisions of the 1940 Act with respect to affiliated transactions and custody. The Staff requests that the Fund disclose that the Fund will comply with Sections 17 and 18 of the 1940 Act on an aggregate basis with the Subsidiary.

Response: The Trust has added disclosure under “Additional Investment Policies—Investment Techniques and Associated Risks—Subsidiary Investment” of the SAI as reflected below (additions underlined).

The Fund’s assets may be invested in the Subsidiary. Investment in the Subsidiary is expected to provide the Fund with exposure to the commodity markets within the limitations of Subchapter M of the Code and Internal Revenue Service (“IRS”) guidance. The Subsidiary is a company organized under the laws of the Cayman Islands and is overseen by its own board of directors. The Fund is the sole shareholder of the Subsidiary, and it is not currently expected that shares of the Subsidiary will be sold or offered to other investors. The Fund looks through the Subsidiary for the purposes of compliance with the Fund’s investment policies and the applicable provisions of the 1940 Act relating to the capital structure, affiliated transactions, and custody. The Fund will comply with various provisions of the 1940 Act, including those relating to capital structure and leverage (Section 18) and affiliated transactions and custody (Section 17), on an aggregate basis with the Subsidiary. The~~Each~~ Subsidiary has an eligible custodian under Section 17 of the 1940 Act.

2.

Comment: Comment 10(d) of the Initial Letter requested that the Fund disclose that any investment adviser to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts as if were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please disclose that the Subsidiary complies with Section 15(c) of the 1940 Act for its advisory contracts.

Response: The Trust has added disclosure under “Management of the Fund—Investment Management, Subadvisory Agreement and Sub-Subadvisory Agreements” of the SAI as reflected below (additions underlined).

The Investment Manager serves as investment manager to the Fund and the Subsidiary pursuant to an investment management agreement with the Trust (the “Management Agreement”). The Management Agreement permits the Investment Manager to engage, from time to time, one or more Subadvisers to assist in the performance of its services. Pursuant to the Management Agreement, the Investment Manager has entered into a subadvisory agreement with the Subadviser with respect to the Fund (the “Subadvisory Agreement”). The Investment Manager has also entered into a subadvisory agreement with the Subadviser with respect to the Subsidiary (the “Subsidiary Subadvisory Agreement”). The Subadviser has entered into sub-subadvisory agreements with each of the Systematica Permitted Delegates with respect to the Fund (the “Sub-Subadvisory Agreements”) and with respect to the Subsidiary (the “Subsidiary Sub-Subadvisory Agreements”). Because the Subsidiary is not a registered investment company, its investment advisory agreements are not required to comply with the 1940 Act. Nevertheless, the Fund intends for any investment advisory contracts of the Subsidiary to be reviewed for approval by the Trust’s Board in a manner that is consistent with the 1940 Act as if the 1940 Act applied to such contracts.

Please direct any questions you may have with respect to this filing to me at 617-951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc :	Mark Duggan, Esq.
Maureen M. Kerrigan, Esq.
Gregory C. Davis, Esq.
Adam M. Schlichtmann, Esq.